Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Megan Holdings Limited
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No. 1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders (the “Meeting”)
on January 27, 2026 at 11:00 a.m. Kuala Lumpur Time (January 26, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Hoo Wei Sern as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of a nominal or par value of US$0.0001 each of Megan Holdings Limited which the undersigned is entitled to vote at the Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, and 4.

Item 1	By an ordinary resolution, to approve the appointment of SFAI MALAYSIA PLT as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2025.
	☐ For	☐ Against	☐ Abstain
Item 2

By a special resolution, to adopt a dual-class share capital structure (the “Adoption of Dual Class Share Structure”), such that:

(i)     the Company’s share capital will be divided into Class A Ordinary Shares (as defined below) and Class B Ordinary Shares (as defined below); and

(ii)    each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.

	☐ For	☐ Against	☐ Abstain
Item 3

By a special resolution, to change the authorized share capital of the Company from US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 450,000,000 class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) and (b) 50,000,000 class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”) (the “Change of Share Capital”).

	☐ For	☐ Against	☐ Abstain
Item 4

By a special resolution, to redesignate the shares of the Company in the following manner (the “Share Redesignations”):

(i)     the 10,845,000 issued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company registered in the name of Star Sprite Limited be redesignated as 5,845,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A (as defined below);

(ii)    the remaining 5,405,000 issued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 5,405,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A;

(iii)   the 438,750,000 authorised but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be redesignated as 438,750,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A; and

(iv)   the 45,000,000 authorized but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be redesignated as 45,000,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A.

	☐ For	☐ Against	☐ Abstain
Item 5

By a special resolution, to approve that the second amended and restated memorandum and articles of association of the Company as set forth in Annex A to the notice of the Meeting (the “Second Amended and Restated M&A”) be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect, to reflect, among others, the Adoption of Dual Class Share Structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

	☐ For	☐ Against	☐ Abstain
Item 6

By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Five.

	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:	___________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

VOTING INSTRUCTIONS

To vote by Internet

1)      Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1)      Call the telephone number on your voting card or email.

To vote by Mail

1)      Check the appropriate boxes on the voting instruction form

2)      Sign, date, and return your voting card in the enclosed envelope.

Please note that the latest we will accept voting is on January 23, 2026, at 12:59 P.M., Kuala Lumpur Time (January 23, 2026, at 11:59 P.M., Eastern Time).